November 13, 2013

Board of Directors (the “Board”)

QEP Resources, Inc.

1050 17th Street, Suite 500

Denver, Colorado 80265

Attention: Myles W. Scoggins, Lead Director

Dear Mr. Scoggins,

JANA Partners LLC (“we” or “us”) owns 7.6% of the outstanding shares of QEP Resources, Inc. (“QEP” or the “Company”), making us QEP’s largest shareholder based on publicly available filings. We write to follow up on our discussion with you this week about the immediately actionable plan we have laid out to reverse QEP’s chronic underperformance for shareholders: (1) adding Board members and management with proven midstream experience; (2) separating QEP’s midstream business (“QEPFS”) to unlock its true value; and (3) pursuing a significant return of capital to QEP shareholders funded by non-core asset sales and dropdowns. As we have discussed, it has become clear that QEP Chairman and CEO Charles B. Stanley is unwilling to accept that true value maximization requires the full implementation of this plan, most importantly the immediate separation of QEPFS. In fact, we have spoken with numerous parties who are interested in exploring a strategic transaction with QEP that would result in a separation of QEPFS, but are very hesitant to deal with Mr. Stanley given his apparent reluctance to pursue a full separation. It is the Board’s duty to prevent Mr. Stanley from standing in the way of maximum value creation, yet after our discussions with you, we believe it is failing to do so.

While finding experienced midstream management and pursuing a value-maximizing share repurchase are critical elements of our plan, there can be no doubt that any plan that falls short of a full QEPFS separation will fail to unlock QEP’s true value, or to satisfy QEP shareholders. As is apparent from QEP’s subpar valuation and substantial share price underperformance, QEP derives no verifiable valuation or operational benefits from the combination of its E&P business with QEPFS. However, the advantages that a standalone midstream business would have over an integrated business in pursuing optimal growth are clear and irrefutable:

•	Attracting Top Tier Management: Our conversations with numerous top industry operators have made it clear that an integrated business like QEP will never attract best-in-class midstream management, given that the best operators can easily go to a financial sponsor to back their own new business or acquisition and thus obtain full autonomy and have their incentives tied solely to midstream success.
•	Attracting Third Party Volumes: It is also clear based on our industry diligence that only by separating from QEP’s affiliated E&P business (“QEP E&P”) can QEPFS ensure that it is an attractive neutral party for attracting new third party volumes.

•	Pursuing Accretive M&A Opportunities: A standalone QEPFS will be positioned to compete effectively for assets in the M&A market that we believe are unavailable currently to QEPFS as it is not seen as a credible acquirer. M&A is an essential arrow in the quiver of all MLPs. The subscale MLP for QEP’s midstream business (“QEPM”) with a sponsor parent trading at an E&P multiple does not have the competitive cost of capital necessary to pursue successful M&A.

Investors clearly grasp the benefits of a standalone midstream strategy, which is why focused midstream companies command high multiples while the market ascribes almost no value to QEPFS within QEP (given that QEP’s total enterprise value is approximately $9 billion while, based on peer E&P multiples which the Company itself has publicly cited, its E&P assets alone are worth nearly that much). As we have said, there is an approximately $2 billion immediate value creation opportunity, or approximately $11 per share from QEP’s unaffected stock price, through a separation. This is based on the approximately $180 million of EBITDA a standalone QEPFS would generate and assumes a 12x multiple for a standalone QEPFS based on midstream C-Corp sponsor peer multiples and the addition of a credible management team and growth strategy.

Despite these clear facts, Mr. Stanley appears intent on denying shareholders this value, including by refusing to formally evaluate the interest of several strategic and financial partners who have approached QEP regarding a transaction that would result in a separation of QEPFS, and in some cases by attempting to steer such discussions to his preferred outcome which falls short of a separation. In his discussions with us, Mr. Stanley has also sought to obscure the value creation potential of a separation by manipulating pro forma standalone QEPFS EBITDA: he incorrectly omits from his analysis the approximately $35 to $40 million of LP and GP distributions from QEPM that QEPFS earns and he burdens a standalone QEPFS with as much as $30 million of G&A expense, which is a preposterous assumption given that Targa Resources Corp. (which was bigger than QEPFS at the time) went public with approximately $5 million of G&A and given that QEPM is already absorbing $1.4 million of overhead for QEPFS management, including Mr. Stanley.

Mr. Stanley has also claimed ignorance to us regarding the appropriate trading comparables for a standalone QEPFS, yet in his own presentation to investors at a Barclays conference in September he pointed to midstream peers with average valuations even higher than our assumptions. In addition, in describing to us the value creation potential of a separation, Mr. Stanley has deliberately ignored the substantial increase in QEP’s stock price since early October when we began a significant additional stock accumulation and called for a separation. This increase has lasted despite clear management missteps, including Mr. Stanley guiding analysts to expect 70% year-over-year crude oil production growth for 2013 and third quarter crude oil production of over 30 mbbls/d at a Barclays conference on September 12th, 2013, just two weeks before the end of the quarter, only to miss badly by announcing 60% oil production growth and third quarter production of 28.7 mbbls/d on the Company’s latest quarterly earnings call. There is no doubt that QEP’s shares would continue to languish in the high $20s, as they did before our arrival, if not for the expectation that a prompt separation of QEPFS is under consideration.

Mr. Stanley also continues to assert without basis that there are operational and other synergies between QEP E&P and QEPFS, including his assertion on the Company’s most recent earnings call regarding the supposed importance of controlling midstream operations when drilling on federal lands. As we explained clearly to Mr. Stanley in a private letter directed to him on March 25, 2013, there is no other E&P management team in the Rockies basin that focuses investor attention on the strategic value of midstream assets as a key upstream differentiator. Furthermore, comparing QEP E&P’s metrics to those of competitors in QEP’s basins that do not control midstream assets makes clear that there is no material quantifiable operational benefit, and whatever small benefit may exist must still pale in comparison to the clearly definable and immediate shareholder value to be unlocked through a separation of QEPFS. Mr. Stanley also continues to insist that an integrated strategy will attract the best leadership, yet common sense dictates that the best management teams in the midstream industry would not want to work for a subsidiary of QEP Resources and report to Mr. Stanley rather than lead a stand-alone entity, particularly given the widespread industry belief that there are no real synergies between QEPFS and QEP E&P and that QEPFS must be separated in order to attract third party volumes.

QEP’s investor relations department is also telling shareholders that QEP is evaluating various strategies other than an immediate separation, including “bulking up the GP first” through continued dropdowns. This is not an alternative strategy; it is a continuation of the status quo. The value of QEPFS within QEP cannot be increased simply by shifting the cash flows from one entity to another and in so doing increasing the proportion of those cash flows that are accorded to the General Partner of QEPM. True value maximization requires QEPFS to optimally grow its overall cash flows, and the best and most obvious way to do that is to pursue the time tested strategy of every other successful midstream partnership in the market today: attract excellent management and board oversight, grow third party volumes, and drive down the cost of capital to be competitive in the market for bolt-on and large scale M&A opportunities, all of which can only be accomplished through a separation.

After relaying our concerns regarding Mr. Stanley’s behavior, we were astounded by your response: that the Board will respond to us after receiving additional analysis from Mr. Stanley and his management team, the same CEO and management team whose distortion of both numbers and logic we had just laid out in painstaking detail for you. It is worth reminding the Board that, particularly in the face of clear evidence of management abuse of discretion, a board of directors’ role is to oversee management, not to await management’s further instruction. This deferential approach is all the more inexcusable given the irreconcilable conflicts Mr. Stanley has in evaluating a separation of QEPFS which result from his positions as Chairman and CEO of QEP and the Chairman, President and CEO of QEPM, roles from which he derives considerable compensation while owning a relatively marginal amount of equity.

Given Mr. Stanley’s repeated attempts to block the optimal outcome for shareholders and the clear conflicts he faces, we believe the Board must immediately announce that it will establish an independent committee with its own independent advisor to evaluate the various means of separating QEPFS, which include a spinoff, a sponsored spinoff, or a spin merger with a strategic partner. Should it fail to do so, the Board will ensure that it will be held personally responsible by shareholders for its failure to put a check on a clearly conflicted CEO and management team who appear intent on depriving shareholders of QEP’s full value potential. You may reach us at (212) 455-0900 should you wish to discuss this matter further.

Sincerely,

/s/ Barry Rosenstein
Barry Rosenstein
Managing Partner
JANA Partners LLC